Gary R. Henrie

Attorney at Law

P.O. Box 107 Telephone:  309-313-5092

Nauvoo, IL  62354 E-mail:  grhlaw@hotmail.com

February 27, 2019

Via EDGAR

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:  GB Sciences, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 18, 2018

File No. 333-227452

To Whom It May Concern:

As securities counsel to GB Sciences, Inc. (the “Company”), I have prepared this letter with management in response to the staff’s oral comments regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1.

Response to Comment about removal of expired warrants from the registration:  In response to this comment, we removed expired warrants which decreased the number of shares being registered.  Changes to reflect the decrease were made throughout the filing.

Response to Comment about failure to include language in prior amendment;  In answer to comment 3 to Amendment 1, we indicated we had added corrective language and then failed to in fact add the language.  The language immediately below has now been added on pages 22 and 30-31 of the registration statement:

“The Company has terminated all of its agreements with THCLLC effective October 19, 2018 and took possession of all tangible assets owned by THCLLC on October 22, 2018, as collateral for the balance owed under the Note. These assets include kitchen and production machinery and equipment, leasehold improvements, and inventory that will be used in the Company’s production operations at the Teco Facility. The Company assessed the Fair Value of the machinery and equipment received at $139,411 and has capitalized that amount in fixed assets during the quarter ended December 31, 2018. All of the machinery and equipment received from THC LLC was placed in service for use in the Company’s production facility during December 2018. The Company also recorded $113,623 as other expense in its Condensed Consolidated Statement of Operations for the three and nine months ended December 31, 2018, which represents the remaining balance of the outstanding note receivable from THC LLC.”

Additional Note:

The Amendment No. 3 includes the Condensed Consolidated Financial Statements as of December 31, 2018, which is our third fiscal quarter since the financial statements in Amendment No. 2 are stale dated.  Changes throughout the document have been made to reflect the addition of the updated financial statements.  Since the new financial statements created many changes and the responses to the comments noted above are easily located, we have not redlined changes since it did not appear to be helpful.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie

Securities Counsel to the Company